                           SENSORY SCIENCE CORPORATION

                                  EXHIBIT 99.1

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

In passing the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Congress encouraged public companies to make "forward-looking statements" by creating a safe-harbor to protect companies from securities law liability in connection with forward-looking statements. Sensory Science Corporation ("we" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the PSLRA.

To qualify oral forward-looking statements for protection under the PSLRA, a readily available written document must identify important factors that could cause actual results to differ materially from those in the forward-looking statements. The Company provides the following information in connection with its continuing efforts to qualify forward-looking statements for the safe harbor protection of the PSLRA.

Forward-looking statements express expectation of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to these inherent uncertainties, the investment community is urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION.

Our future results and financial condition are dependent upon our ability to successfully design, develop and market consumer electronic products. Inherent in this process are a number of factors that we must successfully manage to achieve favorable future operating results and financial condition. The following important factors, in addition to those included in Company's Annual Report on Form 10-K, could cause actual results to differ materially from the Company's forward-looking statements.

-    RECENT DEVELOPMENTS, OPERATING LOSSES AND CHANGES IN LIQUIDITY.

The Company announced on February 1, 2001 that it had entered into a definitive agreement to merge with a subsidiary of SONICblue, Inc. ("SONICblue") in a stock-for-stock transaction. The Company believes the combination of the two companies will provide the Company with the necessary resources to continue its digital product strategy while strengthening SONICblue's growing digital products portfolio and providing both companies with new marketing and distribution opportunities. SONICblue is a leader in the converging Internet, digital media and consumer device markets, with brands that include Rio(R) digital audio players, HomeFree(TM) home networking solutions, and Diamond(TM) Internet access products. Under the terms of the merger agreement unanimously approved by each company's board of directors, each outstanding share of the Company will be exchanged for 0.0710 shares of SONICblue common stock. This exchange ratio may be subject to adjustment at the consummation of the merger as provided for in the merger agreement. In connection with the merger, SONICblue has agreed, subject to certain conditions, to loan the Company $3 million for up to one year to provide working capital to fund operations. A portion of the funds will be directed to the Company's technology division, iCache, to support the continued development of the Company's media appliance initiative. In addition, in connection with the amounts of the loan to be drawn down from SONICblue, the Company will issue to SONICblue warrants to acquire up to a maximum of 5,357,142 shares of common stock of the Company at a price of $0.56 per share. The merger is structured to be tax-free to the Company's shareholders and will be accounted for as a purchase transaction. The merger agreement is subject to certain closing conditions, including customary consents and regulatory approvals and the approval of the Company's shareholders. The merger transaction is expected to close in approximately four months. Current plans call for the Company to retain its name and operate as a subsidiary of SONICblue at its current location in Scottsdale, Arizona.

Working capital of the Company has declined from $8.3 million at the end of fiscal 2000 to a deficit of $1.0 million at the end of December 31, 2000. The Company experienced operating losses during the nine months ended December 31, 2000 due to decreases in unit volumes, increased sales allowances to customers and declining average selling prices on certain key products that has affected the Company's liquidity. While the Company reported a profit of approximately $.1 million during the third fiscal quarter and a 20.8% growth in sales, we were negatively affected during the quarter due to limited working capital, which limited our ability to purchase and sell product. We were able to meet our goal of improving asset management ratios during the quarter, but that did not generate sufficient cash for the Company to operate effectively and to fund necessary marketing, inventory purchase and product development programs, particularly as the Company enters into the seasonally slower sales periods. In connection with the merger, SONICblue has agreed, subject to certain conditions, to loan the Company $3 million for up to one year to provide working capital to fund operations. In addition, management is also continuing to address liquidity issues by obtaining price reductions with contract manufacturers and is reviewing certain strategic relationships and planned expenditures. Although there can be no assurance, the Company believes the merger will be completed. Both of the Company's major suppliers have indicated support of the merger. However, if the merger is not completed, the Company will attempt to restructure, with the assistance of its two major suppliers, to support only their distribution needs. The Company believes that both of these suppliers will want to continue to distribute products in the United States and will provide the working capital to the Company necessary to accomplish this objective. Management believes that these actions and plans will provide sufficient working capital for the Company for the next twelve months.

- WE FACE INTENSE COMPETITION IN AN INNOVATIVE INDUSTRY THAT MAY REQUIRE US TO INCREASE EXPENDITURES AND LOWER PROFIT MARGINS TO PRESERVE OR MAINTAIN OUR MARKET SHARE.

The consumer electronics industry is highly competitive and is characterized by declining prices and constant innovations in quality and features. Manufacturing and core technology is dominated by large companies, all of which compete with us for market share in the consumer electronics market. Manufacturing dominance is maintained by substantial technological and entry cost barriers.

Sales of consumer electronic products in the United States have become increasingly consolidated into large national and regional consumer electronics chains, warehouse clubs, and mass merchants, all of which exercise considerable purchasing power. Independent and smaller regional retailers have, in many cases, abandoned lower and mid - priced consumer electronic product categories to concentrate on premium consumer electronic products, such as high - performance home theater systems, specialized audio components and speakers, and custom installations of home entertainment systems.

Because of industry consolidation, there are substantial hurdles for bringing new products to the consumer electronic marketplace, particularly if the company offering the product is not already distributing other consumer electronic products. Consumer electronic retailers have considerable negotiating power and generally require that suppliers have sufficient financial, operational, and marketing wherewithal to provide a high level of support for product lines carried by that retailer.

Many of our competitors are large companies which have greater financial resources than we do. They could outspend us in an attempt to take market share from us.

- PRICE-CUTTING MEASURES IN RESPONSE TO COMPETITIVE PRESSURES COULD RESULT IN DECREASED PROFIT MARGINS.

The consumer electronics industry is subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and consumer pressures and to maintain market share. Any reduction in our prices to respond to these pressures would have an adverse impact on our profit margins and business liquidity. In addition, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would be materially adversely affected.

- LOSS OF OUR PRINCIPAL CUSTOMERS COULD SIGNIFICANTLY DECREASE OUR SALES AND PROFITABILITY.

During fiscal 2000 three customers each accounted for at least 10% of our annual sales. Sam's Club was our largest customer accounting for 13% of net sales in fiscal 2000, while Circuit City accounted for 12% and QVC accounted for 11% of net sales in fiscal 2000. The loss of or a substantial decrease in the volume of purchases by any of these or of our other top customers could have a material adverse effect on sales and profitability.

- LOSS OF OUR PRINCIPAL CONTRACT MANUFACTURES COULD SIGNIFICANTLY DECREASE OUR SALES AND PROFITABILITY.

Independent companies manufacture most of our products. Our Dual - Deck VCR's and combination VCR/DVD units are manufactured by Samsung Electronics Co., Ltd. We use two manufacturers for our line of digital televisions: Loewe Opta GmbH and Five Rivers Electronic Innovations, LLC.

Although we believe that our relationship with our contract manufacturers is good, an adverse change in the relationship with any of these contract manufacturer's could have an adverse affect on our ability to timely meet customer demand and our profit objectives. In addition, failure to negotiate favorable purchase prices in response to competitive pressures could also adversely affect our margins.

-    A CHANGE IN FINANCIAL ARRANGEMENTS COULD ADVERSELY AFFECT OUR LIQUIDITY.

We fund our cash requirements through a combination of cash flows from operations, a credit line from a major supplier and loans under a line of credit with Congress Financial Corporation ("Congress Financial"). During the fiscal year, our sales seasonality generally requires incremental working capital for investments, primarily in inventories and receivables. Our primary source of funds for financing is this line of credit. The financing agreement with Congress Financial was first entered into in October 1992 and was last amended in May 2000. The maximum line of credit available is $30.0 million, limited by a borrowing base determined by specific inventory and receivable balances. The line provides for cash loans, letters of credit, and acceptances. The agreement, as amended, expires in November 2002 with a maximum prepayment (if applicable) fee of 1%. Loans are priced at prime plus 1/2%. The lender is collateralized by all assets of Sensory Science. The Company's ability to purchase products sold in the marketplace to meet customer demand has been severely limited by the availability of funds under the line of credit. As part of our merger, SONICblue is providing us with a $3.0 million loan with a term of one year, subject to certain conditions. The unavailability of this loan or inability of the Company to secure alternative financing would have a material adverse affect on the Company.

An adverse change in these credit agreements, or the failure to obtain alternative funding, would have a material adverse affect on the liquidity of the Company.

-    LOSS OF KEY MANAGERIAL PERSONNEL COULD NEGATIVELY IMPACT OUR OPERATIONS.

Our operation requires managerial expertise. Of our key personnel, only the Chief Executive Officer has an employment contract with us. There can be no assurance that any of our key employees will remain in our employ. The loss of key personnel could have a material adverse effect on our operations.

-    GENERAL ECONOMIC CONDITIONS AND CONSUMER ACCEPTANCE OF PRODUCT INITIATIVES.

Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. Any period of economic uncertainty or decline that impacts consumer spending or any change in consumer preferences could have a material adverse affect on the Company's business, results of operations and financial condition. The Company is also dependent upon customer and consumer acceptance of our new products.

-    GOVERNMENT REGULATION AND COPYRIGHT ISSUES.

We have designed and marketed the Dual - Deck VCR for use as a full-featured videocassette recorder. Our marketing literature and owner manuals caution consumers that the Dual - Deck VCR should not be used in a manner which infringes on the rights of owners of copyrighted material. However, we cannot predict the likelihood that distribution of current or future Dual - Deck VCR models will be challenged. All VCR's, including the Dual - Deck VCR, are affected by Federal legislation that was passed in October 1998 commonly referred to as The Digital Millennium Copyright Act. One of the effects of this new law required us to modify the operations of Dual - Deck VCR's sold after April 2000 so that our VCR's recognize a type of anticopying signal and prevent consumers from making a usable copy of videotapes encoded with that type of anticopying signal. We modified Dual - Deck VCR models manufactured after May 1999 so that if they were purchased before April 2000 they continued to operate as originally designed for the lifetime of the VCR, but if they were purchased after April 2000 they recognize and respond to the anticopying signal. We are unable to determine what the effect of the required modification may be on future sales of our Dual - Deck VCR's, but believe that negative effects may be mitigated by a combination of the numerous other feature benefits to consumers of Dual - Deck VCR's over single - deck VCR's and by our success in recent years of reducing the price premium paid by consumers for our line of Dual - Deck VCR's over single - deck VCR's.

-    PRODUCT OBSOLESCENCE.

We anticipate that VCR's will begin to face obsolescence issues in the future from digitally - based home player/recorder consumer products. Two companies have recently introduced digital home video recording devices that use hard drives to record and store video, and other types of digital recording devices are likely to be introduced in the future. Nevertheless, these new products face considerable marketing and consumer acceptance obstacles. We are not aware of any product that is currently being offered that is widely considered today to be a viable replacement for the VCR as the primary home video recording device. However, we cannot predict how long the VCR in its current form will remain the primary home video recording device.